Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

ANOORAQ DRILL HOLE INTERSECTS BROAD PGM HORIZON

November 6, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture: ARQ; OTCBB: ARQRF) is pleased to announce the results from a recent drill hole on its Drenthe farm, located in the Centre Block of Anooraq's extensive land package in the northern Bushveld Complex, South Africa. The targets in this area are large-scale deposits hosting platinum group elements, gold, nickel and copper within the Platreef, the main mineralized horizon on the northern limb.

Anooraq's Centre Block of properties lies immediately north of ground held by Anglo Platinum, on which the Sandsloot open pit operation and at least seven other PGM deposits, containing 68 million ounces of PGM plus gold in 500 million tonnes of reserves and resources (Annual Report 2000), are present. Anooraq completed an initial drilling program on the farms Drenthe and Witrivier in 2000. All but one of 35 holes drilled intersected platinum-palladium-rhodium plus gold and associated nickel-copper mineralization. The weighted average grade of intercepts from holes drilled along a strike length of 4.5 kilometres of the Platreef horizon was 1.37 g/t PGM+Au, 0.07% Cu and 0.12% Ni over an average length of 16.7 metres (at a cut-off of 0.5 g/t PGM+Au). In addition, thick intercepts were encountered at the limits of the area drilled at Drenthe in 2000, indicating that the mineralization thickens to the north and down dip to the west.

Results from a recent test hole are confirming that mineralization is thicker down dip to the west. Vertical drill hole PR-036 intersected 103 metres (true thickness approximately 79 metres) of mineralized Platreef about 110 metres down-dip from hole PR-020 that was drilled in 2000 (see location plan map on Anooraq's web site).

NEW ASSAY RESULTS FROM DRENTHE

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] g/tonne	Nickel (%)	Copper (%)	IMV[2] $US/Tonne
PR-036		147.50	151.50	4.00	13.1	1.85	0.25	0.18	45.51
		200.50	293.00	92.50	303.5	1.33	0.12	0.09	27.30
	Incl.	224.55	266.00	41.45	136.0	1.78	0.17	0.12	37.09

1 PGM = Platinum + Palladium + Gold + Rhodium
2 IMV = In-Situ Metal Value of Pt + Pd + Au + Ni + Cu. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross in-situ amounts do not take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt=US$520/oz; Pd=US$360/oz; Au=US$310/oz; Ni=US$3.10/lb; Cu=US$0.75/lb.

Drilling at Drenthe is part of an extensive exploration program designed to assess the geological potential of Anooraq's exceptional land package that extends 45 kilometres along the prospective Platreef horizon. Airborne magnetic and radiometric geophysical surveys have recently been completed over all areas; to locate all Platreef subcrop. Soil sampling and geological mapping is also being done to follow-up these surveys. The results will be used to define drill targets for the next phase of exploration.

An extensive drilling program is also underway on the Company's Rietfontein farm, where African Minerals Ltd. ("AML") is earning a 50% interest. The multi-rig drilling program has discovered extensive mineralization on Rietfontein and AML's Turfspruit farm, indicating the presence of a large-scale, bulk tonnage PGM-nickel-copper deposit.

For further details on Anooraq Resources Corporation and its Platreef properties, please visit the Anooraq website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.